May 22, 2009

Robert E. Rout
Senior Executive Vice President
S&T Bancorp, Inc.
800 Philadelphia Street
Indiana, Pennsylvania 15701

Re: S&T Bancorp, Inc.
   Form 10-K for fiscal year ended December 31, 2008
   File number 0-12508

Dear Mr. Rout :

   We have reviewed the above-referenced filing and have the following comments. Please note that all of these comments are from our accounting staff. We have no other comments at this time. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of December 31, 2008

Management's Discussion and Analysis

Securities Activity, page 24

1.   We note your $23.5 million investment in FHLB Pittsburgh stock as of December 31, 2008. We also note that you did not consider this investment other than temporarily impaired as of December 31, 2008. In order to provide more transparent disclosure, please tell us and revise your future filings to disclose how you considered any positive and negative factors in reaching this conclusion. Please discuss how you considered the fact that the FHLB suspended the payment of dividends and the repurchase of excess capital stock until further notice. You

may refer to the guidance of paragraphs 12.21 to 12.25 of the AICPA Audit Guide for Depository and Lending Institutions and paragraph 8(i) of SOP 01-06.

Financial Statements

Note B - Acquisition, page 65

2.   On page 66, we note your pro forma results of operations for the years ended December 31, 2008 and 2007 as if IBT had been acquired on January 1, 2008 and 2007, respectively. We also note the amounts you have reported as pro forma revenue during these periods appear to be significantly less than the amounts of total interest income reported in the consolidated statements of income on page 54. Please clarify why the pro forma revenue amounts appear to be less than the actual revenue amounts reported in your statement of operations. Please tell us and revise future filings to clarify the components of revenue included in the pro forma information on page 66.

Note D - Fair Value, page 68

Items measured at fair value on a recurring basis, page 71

3.   We note you are reporting all of your impaired loans as items that are recorded at fair value on a recurring basis as opposed to a non-recurring basis. Please refer to paragraph 33 of SFAS 157 and tell us why you believe this is appropriate.

Form 8-K Item 2.02 filed April 20, 2009

4.   We note your presentation of tangible common book value, return on average tangible common equity, return on average tangible common assets, and tangible common equity to tangible assets. These financial measures appear to be non-GAAP as defined by Regulation G as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP ratios in the future, please clearly label these financial measures as non-GAAP each time they are presented and provide a reconciliation to the most directly comparable financial measure presented in accordance with GAAP for all periods presented. Please provide us your proposed revised disclosures in your response. You may refer to Regulation G.

Form 10-Q as of March 31, 2009

General

5.   Please apply our comments above to the interim financial statements and footnotes included in your Form 10-Q, as applicable.

Management's Discussion and Analysis

Business Summary, page 22

6.   We note you completed a $108,676,000 capital raise as a participant in the U.S. Treasury Capital Purchase Program. Please tell us and revise your future filings to more clearly discuss the following regarding your issuances of preferred stock and warrants to the U.S. Treasury:

- How you determined the fair value of the preferred stock and the warrants;
- The market rate (discount rate) used when deriving the fair value of the preferred stock;
- The methodology and assumptions used to calculate the fair value of the warrants; and
- The method used to amortize the discount on the preferred stock.

Allowance for Loan Losses, page 26

7.   We note that non-performing loans have increased from $42.5 million as of December 31, 2008 to $92.0 million as of March 31, 2009. We also note your discussion on page 26 of the five commercial loan relationships that significantly impacted the risk rating profile of your portfolio. Please tell us and expand your discussion of these loans in future filings to include the following information:

- When the loan was originated;
- When the loan became non-performing;
- The underlying collateral supporting the loan;
- The last appraisal obtained for the loan, as applicable; and
- Any other pertinent information deemed necessary to understand your review of the loan and related accounting for the loan as of March 31, 2009 and through the date of your response.

8.   As a related matter, we note you recorded approximately $21.4 million in additional loss provision due to the increase in delinquencies and nonperforming loan levels, primarily due to the commercial credits discussed on page 26. Please tell us and revise future filings to more fully discuss the reasons for the provision in the current period Additionally, tell us to what extent, if any, these conditions have changed from December 31, 2008 to the current provision as of March 31, 2009.

9.   Please tell us and revise future filings to disclose your policy for charging off uncollectible loans in accordance with paragraph 13 of SOP 01-6.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Robert E. Rout
S&T Bancorp, Inc.
May 22, 2009
Page 5

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Babette Cooper, Staff Accountant, at 202-551-3396, or to John Nolan, Senior Assistant Chief Accountant, at 202-551-3492. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

By fax to: 724-465-1488